Exhibit 99.2

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY. 2025 ADS-TEC ENERGY PLC Annual Meeting of Shareholders Friday, September 26, 2025 11:00 a.m. Irish Standard Time This Proxy is Solicited On Behalf Of The Board Of Directors Please Be Sure To Mark, Sign, Date and Return Your Proxy Card in the Envelope Provided FOLD HERE DO NOT SEPARATE INSERT IN ENVELOPE PROVIDED PROXY Please mark your votes like this THE BOARD OF DIRECTORS OF ADS-TEC ENERGY PLC RECOMMENDS A VOTE “FOR” ALL PROPOSALS. 1. To consider the Company’s statutory financial statements for the year ended 31 December 2024; FOR AGAINST ABSTAIN 2. To acknowledge the re-appointment of BDO as the Company’s statutory auditor; 3. To authorise the Director’s to fix the remuneration of the statutory auditors; 4. To re-elect Alwin Epple for a three year term; 5. To re-elect Jospeh Brancato for a three year term; 6. Subject to the confirmation of the High Court of Ireland, the company capital of the Company be reduced by the cancellation of an amount up to the entire amount standing to the credit of the Company’s share premium account as at the effective date of the capital reduction (the “Authorised Amount”) or such lesser amount as any director of the Company may determine, and that the reserve resulting from the cancellation of the share premium be treated as profits available for distribution as defined by section 117 of the Companies Act 2014; and 7. Each of the Directors of the Company be and hereby are authorised to take all such actions as they see fit on behalf of the Company to seek the confirmation of the High Court of Ireland to a reduction of the company capital of the Company by the Authorised Amount or such lesser amount as the Directors of the Company (or any duly authorised committee thereof) or the High Court of Ireland may determine CONTROL NUMBER Signature Signature, if held jointly Date 2025. Note: Signature should agree with name printed hereon. If shares are held in the name of more than one person, EACH joint owner should sign. Executors, administrators, trustees, guardians, and attorneys should indicate the capacity in which they sign. Attorneys should submit powers of attorney.

2025 FOLD HERE DO NOT SEPARATE INSERT IN ENVELOPE PROVIDED PROXY ADS-TEC ENERGY PLC THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS I/We hereby appoint the Chairman of the AGM, with full power of substitution and revocation, to vote on behalf of the undersigned all shares of common stock of Ads-Tec Energy PLC, which the undersigned is entitled to vote at the annual meeting of shareholders to be held on Friday, September 26, 2025 at 11:00 a.m. Irish Standard Time, or any adjournments thereof. THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS INDICATED. IF NO CONTRARY INDICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF ALL PROPOSALS, AND IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED AS PROXY HEREIN ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL MEETING. (Continued and to be marked, dated and signed on the other side)